# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nordstrom, Inc., CIK 0000072333
CUSIP: 655664100
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 1617 Sixth Avenue, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 05/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001946901
Persons authorized to receive notices and communications: Jose Antonio Diego, El Puerto de Liverpool, S.A.B. de C.V., Mario Pani No. 200, Col. Santa Fe, Cuajimalpa, Ciudad de Mexico, Mexico (O5), CP 05348, 52 55 5268 3000; Benjamin P. Schaye, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212 455 2000; Juan F. Mendez, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212 455 2000; Benjamin A. Bodurian, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212 455 2000

## Reporting persons
- El Puerto de Liverpool, S.A.B. de C.V. (CIK 0001946901): type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: Nordstrom, Inc.
Address of issuer's principal executive offices: 1617 Sixth Avenue, Seattle, Washington (WA), 98101
Comment:
This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed by El Puerto de Liverpool, S.A.B. de C.V. (the "Reporting Person" or "Liverpool") with the Securities and Exchange Commission (the "SEC") on September 4, 2024, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 26, 2024 (as amended, the "Schedule 13D") related to the common stock, without par value (the "Company Common Stock"), of Nordstrom, Inc., a Washington corporation (the "Company").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 16, 2025, at a special meeting of the Company's shareholders, the Company's shareholders voted on a proposal to approve the Merger Agreement (as defined below).

On May 20, 2025, pursuant to the terms of that certain Agreement and Plan of Merger, dated December 22, 2024 (the "Merger Agreement"), by and among the Company, Nordstrom Holdings, Inc., a Delaware corporation (formerly Norse Holdings, Inc.) ("Parent"), and Navy Acquisition Co. Inc. ("Acquisition Sub"), a Washington corporation and a wholly-owned subsidiary of Parent, Acquisition Sub merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. On May 20, 2025, the Company filed the Articles of Merger with the Secretary of State of the State of Washington, pursuant to which the Merger became effective.

Immediately prior to the Effective Time (as defined in the Merger Agreement), (i) certain members of the Nordstrom family (the "Family Group") contributed an aggregate of approximately 51.6 million shares of Company Common Stock owned directly or indirectly by members of the Family Group pursuant to and in accordance with the terms of the Family Group's Rollover and Support Agreement, as amended, (ii) Liverpool contributed approximately 15.8 million shares of Company Common Stock owned directly or indirectly by it pursuant to and in accordance with the terms of the Liverpool Rollover and Support Agreement (such shares contributed by the Family Group and Liverpool, collectively, the "Rollover Shares") and (iii) Liverpool contributed approximately $863.3 million, in each case to Parent in exchange for common stock of Parent.

At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock owned by the Company or its wholly owned subsidiaries (the "Owned Company Shares"), the Rollover Shares, and shares of Company Common Stock held by shareholders who have complied with all the provisions of the Washington Business Corporation Act concerning dissenters' rights with respect to the Merger Agreement) were cancelled and converted into the right to receive $24.25 per share of Company Common Stock in cash, without interest and less any required tax withholdings.

On May 15, 2025, the board of directors of the Company declared a special cash dividend to holders of Company Common Stock, contingent upon the closing of the Merger and payable to shareholders of record as of the close of business on May 19, 2025, in an amount equal to $0.25 per share of Company Common Stock (the "Special Dividend Amount"), to be paid on May 27, 2025. On the same date, the board of directors of the Company also declared a "stub period" cash dividend to holders of Company Common Stock, contingent upon the closing of the Merger and payable to shareholders of record as of the close of business on May 19, 2025, in an amount equal to $0.1462 per share of Company Common Stock, to be paid on May 27, 2025.

At the Effective Time, each of the Owned Company Shares and the Rollover Shares were automatically cancelled and retired and ceased to exist as issued or outstanding shares, and no consideration or payment was delivered in exchange therefore or in respect thereof.

In addition, pursuant to the Merger Agreement, immediately prior to the Effective Time:

* each outstanding and unexercised vested option to purchase shares of Company Common Stock ("Option") was, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an Option award, cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the total number of shares of Company Common Stock subject to such cancelled vested Option, multiplied by (2) the excess, if any, of (a) $24.50 (which is the sum of the Merger Consideration plus the Special Dividend Amount) over (b) the exercise price per share of Company Common Stock subject to such cancelled vested Option; provided, however, that each vested Option for which the exercise price per share of Company Common Stock was equal to or greater than $24.50 was cancelled in exchange for no consideration;
* each unvested Option was, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an Option award, cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the total number of shares of Company Common Stock subject to such cancelled unvested Option, multiplied by (2) the excess, if any, of (a) $24.50 over (b) the exercise price per share of Company Common Stock subject to such cancelled unvested Option; provided, however, that the cash received for any unvested Option continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as applied to the corresponding unvested Option immediately prior to the Effective Time, subject to certain exceptions set forth in the Merger Agreement; provided, further, each unvested Option for which the exercise price per share of Company Common Stock was equal to or greater than $24.50 was cancelled in exchange for no consideration;
* each outstanding vested restricted stock unit with respect to shares of Company Common Stock ("RSU") was, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an RSU award, cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Company Common Stock subject to such vested RSU, multiplied by (2) $24.50;
* each outstanding unvested RSU was, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an RSU award, cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Company Common Stock subject to such unvested RSU, multiplied by (2) $24.50, provided, however, that the cash received for any unvested RSU continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as such RSU, subject to certain exceptions set forth in the Merger Agreement;
* each outstanding vested performance-based restricted stock unit with respect to shares of Company Common Stock ("PSU") was cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Company Common Stock that vested with respect to such PSU multiplied by (2) $24.50;
* each outstanding unvested PSU was cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Company Common Stock subject to such unvested PSU (as eventually determined based on actual performance for the applicable performance period based on the applicable terms of such unvested PSU) multiplied by (2) $24.50; provided, however, that the cash received for any unvested PSU continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as such PSU, subject to certain exceptions set forth in the Merger Agreement; and
* any portion of a PSU not described above was cancelled for no consideration.

As a result of the Merger and the other transactions contemplated by the Merger Agreement, the Reporting Person no longer beneficially owns any shares of Company Common Stock.

In connection with the closing of the Merger, on the Closing Date, the Company notified the New York Stock Exchange (the "NYSE") of its intent to remove the Company Common Stock from listing on the NYSE and requested that the NYSE (i) suspend trading of the Company Common Stock on the NYSE prior to the opening of trading on May 21, 2025 and (ii) file a Notification of Removal of Listing and/or Registration on Form 25 with the SEC to delist and deregister the Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The delisting and deregistration under Section 12(b) of the Exchange Act will become effective 10 days after the filing of Form 25. The Company intends to file with the SEC a certification and notice on Form 15. The Company's reporting obligations under the Exchange Act will be suspended upon the Company's filing of the Form 15 with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth in Item 4 and the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof, the Reporting Person does not beneficially own any shares of Company Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Immediately prior to the Effective Time, Graciano F. Guichard beneficially owned 4,845 shares of Company Common Stock and Pablo Guichard beneficially owned 515 shares of Company Common Stock. At the Effective Time, each of Graciano F. Guichard and Pablo Guichard had their shares of Company Common Stock that they respectively owned cancelled and converted into the right to receive the Merger Consideration.

Except as set forth in this Schedule 13D/A, the Reporting Person has not effected any other transaction in Company Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Effective Time, the Reporting Person ceased to be a beneficial owner of more than five percent of outstanding shares of Company Common Stock.

## Signatures
- El Puerto de Liverpool, S.A.B. de C.V.: /s/ Graciano Guichard Gonzalez, Graciano Guichard Gonzalez, Chairman of the Board (05/20/2025)
- El Puerto de Liverpool, S.A.B. de C.V.: /s/ Enrique Guijosa Hidalgo, Enrique Guijosa Hidalgo, Chief Executive Officer (05/20/2025)